EXHIBIT 22.1 - 1998 ANNUAL REPORT MAILED APRIL 26, 1999







                          1998 ANNUAL REPORT
















ELECTRONIC SYSTEMS TECHNOLOGY, INC.
415 NORTH QUAY STREET
KENNEWICK,  WA  99336

Dear Shareholder,

During 1998, we undertook many different challenges, that we are confident will reap benefits in the future for the Company. We continued development of new products based on our ESTeem(tm) 192-product platform, which we believe, will lead to increased presence in both new and existing markets for our products. We have also concentrated development efforts on the modernization of the exterior case of the ESTeem products to enhance both ease of use for the customer, product performance, and reduced manufacturing
costs.   We moved ahead with our marketing plan for the ESTeem Mobile Data
Computer System (MDCS) for public safety/law enforcement entities, by hiring a sales manager for the endeavor, advertising, and attending numerous tradeshows, which resulted in our being awarded our first contracts. We have continued to strengthen relationships in our distribution network, and processed large U.S. Government orders late in the year. The end result was increased sales revenues for 1998, but the increased marketing expenses and development outlays resulted in profitability nearly identical with 1997.

For the year ending December 31, 1998, the Company recorded gross product sales of $1,485,381 compared with $1,337,303 in 1997, an increase of 11%, with the majority of the increased sales resulting from large U.S. Government orders. The Company's gross revenues for 1998 were $1,631,298, compared to 1997 gross revenues of $1,476,487. Net income before tax for 1998 was $242,779, compared with net income before tax of $247,760 for 1997. Net income after tax for 1998 was $162,927, equivalent to $0.03 per share, compared with net income after tax of $166,201, or $0.03 per share, in 1997. Shareholder equity in the Company increased to $0.45 for year-end 1998, an increase from $0.43 per share for year end 1997. At December 31, 1998 the Company remains strong financially, with $2,354,145 in total assets, cash and short-term investments of $1.45 million, and no long-term debt.

Our main goal in the interest of you, our shareholders, continues to be the pursuit of listing the Company's stock on a major stock exchange to allow increased marketability and value of EST stock. The Pacific Stock Exchange
(PSE) remains the focus of the listing effort. However, we continue in our belief that the market value of the Company's stock remains undervalued, which has hampered the PSE listing efforts of the Company. Table 1 shows a comparison of PSE listing requirements with EST's standing as of year-end
1998.   During 1998 we were pleased to again pay a cash distribution, thereby returning value to our loyal shareholders. We believe the key to increasing the value of the Company's stock is through increased sales revenues, and expansion into new market segments for the Company's products.

With increased sales revenues and expansion into new markets as our objective, the Company's plans for 1999 include marketing the new ESTeem 192S spread spectrum product in new market segments of the industrial control arena and continued aggressive marketing the ESTeem Mobile Data Computer Systems for the public safety/law enforcement market. We also remain committed to the existing markets and customers for our products in the industrial controls industry.

The Company's publicly filed Securities and Exchange Commission (SEC) information continues to be available from the SEC EDGAR(r) archive at the SEC Internet website (http://www.sec.gov), and at the FreeEDGAR(r) web site (http://www.freeedgar.com) for those interested parties with Internet access.

As we move forward to face the certain challenges and opportunities of 1999, I would like to express my gratitude to our shareholders for their continued support.

                                     Table 1
                   PACIFIC STOCK EXCHANGE LISTING REQUIREMENTS

                                          Electronic Systems Technology
           Category                         (Selected Financial Data)
                           Listing             1998            1997
                         Requirements        Year End        Year End
  Net Tangible Assets    $2,000,000       $2,241,988        $2,128,598

  After Tax Income       $  100,000       $  162,927        $  166,201

  Public Float (Shares)     500,000        4,337,979         4,337,979

  Market Value Of Float  $1,500,000       $1,279,703        $1,301,000

  Bid Price              $    3.00        $ .25 - .34       $ .26 - .34

  Shareholders                500            >640               >640

  Operating History        3 Years         14 Years           13 Years

  TABLE 1


/s/ T. L. KIRCHNER

T.L. Kirchner
President

                             COMPANY PROFILE

Electronic Systems Technology, Inc. ("EST" or the "Company") specializes in the manufacturing and development of wireless modem products. The Company uses its research and development, manufacturing, and marketing efforts in the production and marketing of the Company's line of ESTeem(tm) Wireless
Modem products and accessories. The product line offered by the Company provides innovative communication solutions for applications not served by conventional communication systems. The product lines are offered domestically and internationally, in the growing markets of process automation in commercial, industrial, and government arenas. The Company's products are marketed through factory direct sales, resellers and distributors.

The Company was incorporated in the State of Washington in February, 1984, and was granted a U.S. Patent for the "Wireless Computer Modem" in May 1987, and a Canadian patent in October 1988. In the past three years, the Company has continued to improve its products to incorporate the latest technology and respond to customer needs and market opportunities. The Company continues to develop products based on the versatile ESTeem 192 product platform, which is faster and more adaptable than previous products. The Company has continually expanded its customer base, particularly in the industrial control arena with efforts to team with all major programmable logic controller (PLC) hardware vendors. The Company has also been involved as a hardware provider for Government programs such as the Core Automated Maintenance System (CAMS) for the U.S. Air Force and Automatic
Identification Technology (AIT) for the U.S. Army. In 1998, the Company started marketing ESTeem products to public safety entities for Mobile Data Computer applications, and continued to participate in foreign and domestic Supervisory Control and Data Acquisition (SCADA), Industrial Controls, and Government marketplaces.

                              PRODUCTS AND MARKETS

The Company's product line is a group of narrow band, packet burst, licensed, and spread spectrum unlicensed, VHF & UHF FM radio modems that employ radio frequency waves to provide communication links between computers, peripherals, and instrumentation controls.

EST's products provide communication links between computers, peripherals, and instrumentation controls using radio frequency waves. The Company's products are packet burst, VHF & UHF FM radio modems, operating in radio frequency bands between 66 to 79 Megahertz (MHz), 150 to 174 MHz, 400 to 420 MHz, 450 to 470 MHz, and 2.4 Gigahertz (GHz).

The ongoing proliferation of computer applications in business and industry has created a dynamic environment of automation and networks which require increasing amounts of data transfer. Prior to the invention of the ESTeem modem, the majority of data transfers used telephone modems or direct cable connections. These latter methods had costly side effects. Telephone modems have a potentially expensive monthly charge for the use of telephone lines, and direct cable connections can have installation costs as much or more than the cost of the communication system. ESTeem wireless modem products provide a "Wireless Solution" by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models ("ESTeems") come with industry standard asynchronous communications ports to give the user a new dimension to "Local Area Networking". As many as 253 devices can be interfaced on a single frequency. ESTeem wireless modems have over one hundred internal software commands, which are saved in non-volatile memory, allowing users to easily configure the unit for any application.

ESTeem Modems work on a packet burst communications concept. Packet systems, whether hardwired or radio, share the same principle of operation: data is taken from a standard RS-232C, RS-422 or RS-485 asynchronous port and is transmitted in "Electronic Packets". The size of the packet can be user defined from 1 to 2000 bytes of information. Once a packet of data is formed, it is transmitted in a "burst," from one ESTeem modem to another ESTeem modem, hence the term "packet burst communications." ESTeem Modems provide data accuracy of greater than one part in 100 million. Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through a maximum of three ESTeems to reach a destination ESTeem. An ESTeem can operate as an operating node, a repeater node, or both simultaneously, for added flexibility. Secure data communication is provided in the ESTeem products through the use of proprietary technology and techniques, providing users of the products four definable security codes. If higher security is required, the ESTeem is compatible with asynchronous Data Encryption Standard
(DES) encryption devices.

PRODUCT APPLICATIONS

Some of the major applications and/or industries for which the ESTeem products are being utilized are as follows:

      Water and Waste Water Industry             Overhead Crane Control
      Industrial Process Control                 Shop Floor Manufacturing
      Remote Data Acquisition (SCADA)            Intra-Office/Building
      Law Enforcement/Public Safety                 Computer Networking

      Power Utility                              Federal
         Oil/Gas Pipeline                          Ground Mobile Communications
         Material Handling                         Ship to Shore Communications
                                                   Flight Line Maintenance

PRODUCT LINES

The Company's VHF radio modem products, the ESTeem Model 95 and Model 192V, and Model 192M, operate in the mid 66-79 MHz and 150-174 MHz band of the VHF RF spectrum. The standard production units of the ESTeem Model 95 and 192V are configured to operate in the 72 to 73 and 75 to 76 MHz spectrum. The ESTeem 192V has a data rate of 19,200 bits per second (bps), which is four times faster than the ESTeem 95 data rate. The ESTeem 192V also features infrared and optional telephone interfaces which are not available on the ESTeem 95 products. The ESTeem 192M operates in the 150-174 MHz RF frequency spectrum with a data rate of 19,200 bps, and RF output power from two to four watts, depending on customer licensing. The major markets for these products are in industrial control, SCADA, and inventory control in the commercial arena, and inventory and command control for Federal applications.

The Company's UHF radio modem products operate in the lower 400 MHz federal radio band, the mid to upper 400 MHz commercial radio band, and the 2.4 GHz unlicensed radio band, of the UHF RF spectrum. The ESTeem UHF radio modem products are the ESTeem Model 192C, 192F, and 192S. The ESTeem Models 192C and 192F, have the same features as the VHF radio modem products, but are designed to operate in the lower and upper 400 MHz areas of the UHF RF spectrum and have capability of RF output power from two to four watts depending on customer licensing. The 192C and 192F products contain infrared and optional telephone interfaces not available on previous models. The ESTeem 192C was designed to operate in business radio bands of upper 400 MHz. The ESTeem Model 192F was designed tooperate in U.S. Government radio bands of lower 400 MHz. The ESTeem 192S is a low cost unlicensed direct sequence spread spectrum product operating in the 2.4 GHz radio spectrum, with a power output of 1 watt and a data rate of 171,000 bps, intended for domestic and foreign applications over distances up to three miles. The major markets for these products are in industrial control, SCADA, and inventory control in the commercial arena, and inventory and command control for Federal applications.

For operation in the United States, the ESTeem products require Federal Communications Commission (FCC) Type Acceptance. For operation in Canada, the ESTeem products require Industry Canada Type Acceptance. Of the Company's current production line, the ESTeem Models 192F, 192C, 192M and 192V have applied for and have been granted type acceptance in the United States and Canada.

All ESTeem radio modem products require consumer licensing under FCC Rules and Regulations, which is applied for by the end user of the Company's products. The Company provides information to customers to assist in the application for FCC consumer licenses.

                              PRODUCT DEVELOPMENT

The Company's products compete in the rapidly changing technology environment of the communications industry, where standards and technologies are subject to rapid and unexpected changes. This environment results in it being necessary for the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive. During 1998, the Company completed development of the ESTeem 192M radio modem, which is a mid range VHF spectrum offering not covered by the Company's existing products. The Company's development efforts were also directed toward revamping of the outer case structure of the ESTeem products for both cost savings and performance enhancement. Development was commenced on the ESTeem 192S, using spread spectrum, nonlicensed radio architecture to augment the Company's existing products, and is expected for release in the first quarter of 1999, pending FCC and Industry Canada type acceptance. The Company plans on continued research and development expenditures and to undertake new development and improvement projects, as they become necessary. The goal of product improvement and development has been, and will continue to be, to penetrate both existing and new market applications to encourage sales growth for the Company's products and to maintain the Company's status as a leader in innovative wireless communications solutions.

                              MARKETING STRATEGY

The majority of the Company's products are sold and distributed directly from the Company's facility through direct sales to end users of the ESTeem products. The remainder of the Company's sales are through non-exclusive, non-stocking Resellers, and Original Equipment Manufacturers (OEM's). Normally, approximately seventy percent of the Company's products are distributed through direct sales and thirty percent are through Reseller and OEM entities. Customers generally place orders on an "as needed basis". As of December 31, 1998, the Company had minimal order backlog.

During 1998, the Company continued advertisements in publications targeting users of control, instrumentation, and automation systems worldwide. The Company's advertising is targeted toward customers using Programmable Logic Controllers (PLCs). There are approximately twenty-five major PLC manufacturers worldwide. The Company also attends tradeshows each year specifically targeted toward the customers and markets in which it sells products. During 1998, the Company intends to implement marketing plans specifically targeted at the high growth potential market segments of the recently deregulated power utility marketplace, and Mobile Data Computers for public safety networks. The Company maintains an Internet web site to provide easy access to product and technical information for both present and potential customers of the Company's products. The Company provides technical support and service for its products through phone support, field technicians, and Internet sources. The Company believes high quality customer and technical support is necessary and vital to its business and the markets in which it competes.

The Company is continuing its Government sales activities which are directed towards all branches of the United States Armed Services. Examples of projects the Company's products are included in are; flight-line maintenance for the United States Air Force, flight-line lighting for the United States Navy, command and inventory control for the United States Marine Corps, and the Automatic Identification Technology program for the United States Army. The Company's sales to Government entities is administered through the Company's General Services Administration (GSA) contract, and a separate project contract administered by Intermec Corporation. Both contracts are fixed price, indefinite quantity and delivery agreements.

Competition for the Company is variable according to the market of the communications industry in which its products are established or are entering. Due to the broad number of applications in which the Company's products perform, there is a resulting broad number of competitors in the electronics and communications industry. All of the markets in which the Company's products are sold are highly competitive. Management believes the ESTeem products compete favorably in these markets because of performance, price, and adaptable to a wide range of applications. The Company's major limitation in competing with other manufacturers is a limited marketing budget.

                   MARKET INFORMATION FOR THE COMPANY'S COMMON STOCK

There is no established market for trading the Common Stock of the Company.
The Common Stock is not regularly quoted in the automated quotation system of a registered securities system or association. The Common Stock of the Company is traded on the "over-the-counter" market and is listed on the electronic bulletin board under the symbol of "ELST". The following table illustrates the average high/low price of the Common Stock for the last two (2) fiscal years. The "over-the-counter" quotations do not reflect inter-dealer prices, retail mark-ups, commissions or actual transactions.

                                             	 Bid                           Ask

                                        High            Low             High          Low
Fiscal year ended December 31, 1998
    First Quarter                       3/8             0.26            0.44          0.32
    Second Quarter                      19/32           3/8             11/16         7/16
    Third Quarter                       1/2             1/4             9/16          7/16
    Fourth Quarter                      11/32           1/4             7/16          11/32

Fiscal year ended December 31, 1997
    First Quarter                       1/4             1/4             5/16          1/4
    Second Quarter                      1/4             7/32            5/16          1/4
    Third Quarter                       1/4             7/32            5/16          7/32
    Fourth Quarter                      9/32            5/32            0.34          3/16

The above data was compiled from information obtained from the National Quotation Bureau, Inc. daily quotation service.

The approximate number of record holders of common stock of the Registrant as of January 29, 1999 was 650 persons/entities.

Electronic Systems Technology Inc. paid non-cumulative, cash distributions on July 9, 1998 and July 11, 1997, respectively, each equivalent to $0.01 per outstanding share. The Company has never paid a cash dividend, and any such dividend undertaken by the Company will be at the discretion of the Board of Directors.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                            OF OPERATIONS

Management's discussion and analysis is intended to be read in conjunction the Company's audited financial statements the integral notes thereto. The following statements may be forward- looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL: The Company specializes in the manufacturing and development of wireless modem products. The Company offers a product line which provide innovative communication solutions for applications not served by existing conventional communication systems. The Company offers its product lines in the growing markets for process automation in commercial, industrial, and government arenas domestically, as well as internationally. The Company markets its products through direct sales, sales representatives, Original Equipment Manufacturers (OEM's), and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 1998 vs. FISCAL YEAR 1997

GROSS REVENUES: Total revenues for the fiscal year 1998 were $1,631,298 reflecting a 10% increase from the $1,476,487 gross revenues for fiscal year 1997. The increase is attributable to increased product sales in

1998, of $1,485,381 as compared to 1997 sales of $1,337,303, representing an increase of 11%. During 1998 the Company had increased sales to U.S. Government contractors, which accounted for the majority of increased sales revenues. Management believes the increase in U.S. Government sales revenues was the result of unexpected contract purchases, and due to the uncertain nature of U.S. Government purchasing patterns, that a continuation of U.S. Government sales revenues like those experienced in 1998 cannot be guaranteed.

In 1998, a majority of the Company's domestic sales were for Supervisory Control and Data Acquisition (SCADA) applications and Industrial Controls applications. An example of a SCADA system is a city's water treatment operation. An example of an Industrial Control system is a manufacturer's remote control crane operation. It is Management's opinion that these applications will continue to provide the largest portion of the Company's revenues in the foreseeable future.

In 1998, the Company had $214,396 in foreign export sales, amounting to 14% of gross product and service sales for the year. For year-end 1997, foreign export sales were $340,423, or 24% of gross product sales for the year. It is Management's belief that foreign sales decreased due to the result of economic downturns experienced in Asia and South America, and 1998 performance being compared with the strong 1997 foreign export year of $340,423, or 24% of product sales for the Company, which historically amounts to 15% to 20% of the Company's product sales. Products purchased by foreign customers were used primarily for use in SCADA projects. Management believes the majority of foreign export sales are due to EST distributor efforts and the Company's Internet website presence. The geographic compositions of the Company's foreign export sales for 1998 and 1997 are shown in Note 6 to the Financial Statements. (See Note 6 to Financial Statements.)

In 1998 products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $423,923 or 27%, of gross product sales compared with 1997 levels of $250,840, or 18%, of gross product sales. Management believes the increase in U.S. Government sales revenues was the result unexpected contract purchases, and due to the uncertain nature of U.S. Government purchasing patterns, that a continuation of U.S. Government sales revenues like those experienced in 1998 cannot be guaranteed. Management does not base liquidity, profitability, or material purchase projections on anticipated U.S Government sales. Products purchased by the U.S. Government were utilized in inventory control, PC/PC (Personal Computer) networking and command control.

As of December 31, 1998, the Company had minimal backlog. The Company's customers generally place orders on an "as needed basis". Shipment for most of the Company's products is generally made within 5 to 10 working days after receipt of customer orders.

COST OF SALES: Cost of Sales, as a percentage of gross sales, for the years of 1998 and 1997 was 47% and 43%, respectively. Cost of Sales variations that occur are attributed to the type of product sold and the size of orders processed. The cost of sales variation for 1998 is the result of the Company having more discounted sales through distributors and U.S. Government contracts, and a product mix of items sold with a higher cost than 1997.

INVENTORY: The Company's year-end inventory values for 1998 and 1997 were as follows:
                                    1998          1997
                                   -----         -----
              Parts               $229,903      $218,263
              Work in Progress        --          26,582
              Finished goods       155,462        74,282
                                  --------      --------
              TOTAL               $385,365      $319,127
                                  ========      ========

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time, meet production and delivery requirements. If the Company's sales are less than anticipated, inventory over-stocking can occur. Based on past experience with component availability, current distributor relationships, and current inventory levels, the Company foresees no anticipated shortages of materials used in production, however component availability cannot be assured.

For year-end 1998, purchases and costs allocated to cost of goods sold were $758,870 as compared to $492,985 in 1997. This increase is a result of increased purchasing by the Company in 1998 to respond to large U.S. Government orders late in the year, and increased manufacturing salaries and wages, when compared with 1997.

OPERATING EXPENSES: Operating expenses, prior to allocation of expenses to Cost of Sales and Engineering Services, increased to $885,416 in 1998, from 1997 levels of $813,364. Material changes in expenses are comprised of the following components: Advertising expenses decreased to $37,149 in 1998 from 1997 levels of $51,935 due to reduced advertising frequency by the Company in 1998. Supplies and materials expenses decreased to $15,568 in 1998, from $22,079 in 1997 due to decreased research and development projects requiring such material. Professional services increased to $66,210 from 1997 levels of $56,215 due to increased subcontracted engineering services for research and development projects during 1998. Repair and maintenance expenses increased in 1998 to $18,259 as compared to $10,759 in 1997, due to increased equipment repairs, and scheduled facilities maintenance.

Salaries increased to $467,118 in 1998, from 1997 levels of $408,840, due to addition of manufacturing labor and a sales manager for the Company's Mobile Data Computer program. Travel expenses for the Company increased to $50,847 from 1997 levels of $36,804 due to increased marketing trips by the Company. The Company did not incur bad debt expense during 1998 or 1997.

FISCAL YEAR 1997 vs. FISCAL YEAR 1996 RESULTS

Total revenues for the fiscal year 1997 were $1,476,487 reflecting a 2% increase from the $1,443,549 gross revenues for fiscal year 1996. The increase was attributable to increased product sales in 1997, of $1,337,303 as compared to 1996 sales of $1,190,304, representing an increase of 12%. During 1997 the Company experienced increased commercial sales to both domestic and foreign customers, and a slight decrease in sales revenues to the U.S. Government Management believed the increase in sales revenues to domestic and foreign customers was primarily a result of commercial market acceptance of the Company's ESTeem 192 modems which were available for volume sales from the end of the first quarter of 1997, and enhanced sales contributions from increased number of EST distributors.

In 1997, the Company had $340,423 in foreign export sales, amounting to 24% of gross product and service sales for the year. For year-end 1996, foreign export sales were $222,239, or 17% of gross product sales for the year. It is Management's belief that foreign sales increased due to comparatively large orders to customers in Brazil, and orders placed with new EST distributors in the Philippines and Malaysia. The geographic composition of the Company's foreign export sales for 1997 is shown in
Note 6 to the Financial Statements.

In 1997 products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $250,840 or 18%, of gross product sales compared with 1996 levels of $262,326, or 22%, of gross product sales. Products purchased by the U.S. Government continue to be utilized in three main categories: Inventory Control, PC/PC (Personal Computer) networking, and Command Control. Due to the uncertain nature of U.S. Government purchasing in general, and specifically the Automatic Identification Technologies (AIT), Core Automated Maintenance System
(CAMS), and other programs the Company's products are involved in.

For year end 1997, purchases and costs allocated to cost of goods sold were $492,985 as compared to $595,119 in 1996. This decrease is a result of lower purchasing by the Company in 1997 when compared with the purchasing undertaken to support the introduction of the ESTeem 192 products during 1996. Increased sales volume during 1997 also resulted in the Company reducing existing inventory stocks at year end 1997.

Operating expenses, prior to allocation of expenses to Cost of Sales and Engineering Services, decreased to $813,364 in 1997, from 1996 levels of $865,162. Material changes in expenses is comprised of the following components: Advertising expenses decreased to $51,935 in 1997 from 1996 levels of $54,969 due to reduced advertising by the Company in 1997 in as contrasted with the marketing campaign in 1996 for the ESTeem 192 products. Supplies and materials expenses decreased to $22,079 in 1996, from $26,060 in 1996 due to decreased research and development projects requiring such material. Office and Administration expenses decreased from 1996 levels of $18,517 to $11,371 at year end 1997 due to an overall reduction in mailing and postage expenses from expenses incurred in 1996 related to mailings associated with tradeshows and the release of the ESTeem 192 products. Professional services decreased from 1996 levels of $77,795 to $56,215 at year end 1997 due to decreased subcontracted engineering services for research and development projects when compared with 1996. Repair and maintenance expenses decreased in 1997 to $10,759 as compared to $13,080 in 1996, due to an absence of abnormal equipment repairs, as contrasted with the Company's experience in 1996.

Salaries decreased to $408,840 in 1997, from 1996 levels of $413,920.
The salaries decrease is primarily a result of decreased wage bonuses paid during 1997, which were based on the Company's reduced financial performance figures in 1996. Travel expenses for the Company decreased from 1996 levels of $54,837 to $36,804 in 1997 primarily due to reduced requests for engineering services from the Company's customers, resulting in reduced frequency and amount incurred travel expenses. The Company did not incur bad debt expenses during 1997 or 1996.

The Company's cash resources at December 31, 1997, including cash in the bank and cash equivalent liquid assets, were $1,466,760, reflecting an increase from cash resources of $1,413,182 for year end 1996. Cash flows from operating activities were provided by net income of $166,201, and depreciation of $30,303. Cash flows were also increased from decreased inventory levels, increased accounts payable and other accrued liabilities, and increased federal income tax liabilities at year end 1997 when compared with the same period of 1996. Cash flows were offset primarily by increases in accounts receivable of $230,668, additions to property plant and equipment of $24,497, cash distributions paid by the Company of $49,537.

LIQUIDITY AND CAPITAL RESOURCES

The Company's revenues and expenses resulted in net income of $162,927 for 1998, reflecting a 2% decrease from the $166,120 net income of 1997. At December 31, 1998, the Company's working capital was $2,119,569 compared with $1,988,266 at December 31, 1997. The increase is primarily attributable to the Company's 1998 net income of $162,927. The Company's operations rely solely on the income generated from sales. The Company's major capital resource requirement is for maintaining adequate inventory levels. Long lead times for some of the critical components, ranging from 12 to 20 weeks, force the Company to maintain high inventory levels. It is Management's opinion that the Company's working capital as of December 31, 1998 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 1998 was 25.3:1 compared to 26.7:1 at December 31, 1997. The decreased ratio is attributable to the Company having increased trade accounts payable and deferred income liabilities at year end 1998.

The Company's cash resources at December 31, 1998, including cash and cash equivalent liquid assets, were $1,426,381, reflecting an decrease from cash resources of $1,466,760 for year end 1997. The decrease in cash resources at year end is the result of increased inventory expenditures by the Company, increased year end accounts receivable levels yet to be converted to cash, and deposits for ESTeem case mold manufacturing, when compared with year-end 1997. Cash flows from operating activities were provided by net income of $162,927, and depreciation of $31,630. Cash flows were offset primarily by increases in accounts receivable of $112,407, inventory of $66,238, deposits paid for ESTeem case molds of $26,250, additions to property plant and equipment of $11,021, cash distributions paid by the Company of $49,537.

The Company's trade accounts receivable, adjusted for allowance for uncollectible accounts, at December 31, 1998, were $381,386, compared to $268,980 at year-end 1997. The increase is attributable to heavy late fourth quarter sales in 1998. No bad debt expense was recorded during 1998. Management believes that all of the Company's accounts receivable as of December 31, 1998, are collectible.

The Company believes the level of risk associated with customer receipts on export sales is minimal. Foreign shipments are made only after payment has been received, irrevocable letter of credit terms have been pre-arranged, or on Net 30 terms to foreign offices of domestic companies with which the Company has an existing relationship. Foreign orders are generally filled as soon as they are received, therefore, foreign exchange rate fluctuations do not impact the Company.

Inventory levels as of December 31, 1998, were $385,365, which is an increase from December 31, 1997, levels of $319,127. The increased inventory level is the result of increased purchasing by the Company in the fourth quarter of 1998 to prepare for production of the ESTeem 192S product, and meet heavy fourth quarter sales orders.

Capital expenditures during year 1998 amounted to $11,021, primarily for research/development equipment and computer upgrades. The Company intends on investing in additional capital equipment as it is deemed necessary to support development and/or manufacture of the ESTeem Modem.

As of December 31, 1998, the Company's current liabilities were $87,140, increased $9,927 from1997 year-end levels of $77,213. The increase is a result of increased carrying levels of trade accounts payable. All of
the Company's accounts payable at year-end were current.   The Company
recognized Deferred Income liability of $25,017 for a public safety communications contract project, with the liability representing the amount of the contract billed to the customer, but to be performed during the first quarter of 1999.

The Company's AIT subcontract administered by INTERMEC, dated July 26, 1994, is a five-year indefinite delivery, indefinite quantity, fixed price contract through September 1999. Based on the terms of the AIT contract, and contracts of this type in general, Management does not base liquidity, profitability, or material purchase projections on anticipated sales. The Company's economic position allows it to respond to AIT orders on an as needed basis. It is Management's opinion that sales under the AIT contract are impossible to predict due to the uncertain nature of U.S. Government purchasing.

The Company has a General Services Administration (GSA) contract to sell goods to the U.S. Government. This contract is a fixed price, indefinite quantity and delivery agreement. The current contract runs through February 2004. Based on previous years activity, the Company expects the majority of U.S. Government purchases to be placed under the Company's GSA contract. Projections regarding liquidity, profitability, and material purchases are based on past history of annual purchases. Historically, Federal Government sales have averaged approximately 18% of annual sales. Due to the uncertain nature of Federal Government purchasing, procurement of material and production planning is adjusted quarterly based on demand. It is Management's opinion that the majority of Federal Government purchases in 1999 will be under this GSA contract.

With the possible exception of orders from the Company's AIT or GSA contracts, and the impact of planned research and development expenditures, Management is unaware of any known trend which would reasonably be likely to have a material effect on the Company's liquidity, results of operations, or financial condition.

The Company has undertaken the process to identify anticipated costs, and implementation issues associated with transition of the Company's products and internal systems to operations during and after the Year 2000. The Company expects to resolve any Year 2000 issues associated with the Company's internal and operations systems through planned replacement or upgrades of software applications, which are not currently deemed to have significant cost potential. All of the products supplied by the Company are Year 2000 compliant. Management does not expect Year 2000 transition issues to have a material impact on its operations, but there can be no assurance that there will not be interruptions or disturbance of operations should negative transition issues arise.

The Company's operations were not adversely effected by inflation during 1998. No adverse affect is anticipated during 1999.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, and risk factors that are listed in the Company's reports and registrations statements filed with the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS


    ACCOUNTANTS' REPORT ON THE FINANCIAL STATEMENTS            		1

    BALANCE SHEETS	                                     								2-3

    STATEMENT OF OPERATIONS	                              						4-5

    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		              	6

    STATEMENT OF CASH FLOWS		                              					7-6

    NOTES TO FINANCIAL STATEMENTS	                         					9-19

          REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Electronic Systems Technology, Inc.
415 N. Quay   Suite 4
Kennewick, WA 99336

We have audited the accompanying balance sheets of ELECTRONIC SYSTEMS TECHNOLOGY, INC. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ELECTRONIC SYSTEMS TECHNOLOGY, INC. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                           					ROBERT MOE & ASSOCIATES, P.S.




Spokane, Washington
February 3, 1999

                    ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                               BALANCE SHEETS
                        December 31, 1998 and 1997

                                               1998            1997
                                         ------------    --------------
ASSETS
CURRENT ASSETS
  Cash                                   $      6,642    $        6,237
  Money market investment                     297,122           405,815
  Certificate of Deposit                      909,506           439,708
  Commercial paper                            213,111           615,000
  Account receivable, net of allowance
  for uncollectibles of $1,284 - 1998,
  and $1,284 - 1997                           381,386           268,980
  Inventory                                   385,365           319,127
  Accrued interest                              7,888             7,439
  Prepaid insurance                             4,177             3,098
  Prepaid expenses                              1,025                75
  Deferred tax asset                              487                 -
                                        -------------    --------------
    Total Current Assets                    2,206,709         2,065,479
                                        -------------    -------------
PROPERTY & EQUIPMENT
  Leasehold improvements                       13,544            13,544
  Laboratory equipment                        307,892           298,027
  Furniture & fixtures                         16,173            15,017
  Dies & molds                                 20,827            20,827
                                        -------------    --------------
                                              358,436           347,415
  Less accumulated depreciation               246,122           214,491
                                        -------------    --------------
                                              112,314           132,924
                                        -------------    --------------
OTHER COSTS
  Patent costs, net of amortization
  of $1,562-1998, and $1,453-1997                 824               933
  Deposits                                     26,590               340
  Capitalized software costs of
  $68,895-1998 net of amortization
  of $61,187; $64,852 - 1997, and
  net of amortization of $58,717                7,708             6,135
                                        -------------    --------------
                                               35,122             7,408
                                        -------------    --------------
TOTAL ASSETS                            $   2,354,145    $    2,205,811
                                        =============    ==============

     The accompanying notes are an integral part of this statement

                      ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                                  BALANCE SHEETS
                            December 31, 1998 and 1997

                                               1998               1997
                                         --------------    ----------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                       $       52,386    $         29,931
  Accrued payroll                                 2,720               3,704
  Accrued payroll taxes                           1,143                 930
  Accrued excise taxes payable                      681                 959
  Accrued vacation pay                           15,700              16,896
  Federal income taxes payable                   14,510              24,793
                                         --------------    ----------------
      Total current liabilities                  87,140              77,213
                                         --------------    ----------------

DEFERRED INCOME                                  25,017                   -
                                         --------------    ----------------
STOCKHOLDERS' EQUITY
  Common stock $.001 par value
  50,000,000 shares authorized,
  4,953,667-1998, and 4,953,667-1997
  shares issued and outstanding                   4,954               4,954
Additional paid-in capital                      894,129             894,129
Retained earnings                             1,342,905           1,229,515
                                         --------------    ----------------
                                              2,241,988           2,128,598
                                         --------------    ----------------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                    $    2,354,145    $      2,205,811
                                         ==============    ================

     The accompanying notes are an integral part of this statement.

                      ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                             STATEMENT OF OPERATIONS
             For the years ended December 31, 1998, 1997 and 1996

                                        1998           1997         1996
                                     -----------    ----------   ----------
SALES                                $ 1,485,381    $1,337,303   $1,190,304
                                     -----------    ----------   ----------
COST OF SALES
 Beginning inventory                     319,127       401,305      297,037
 Purchases and allocated costs           758,870       492,985      595,119
                                     -----------    ----------   ----------
                                       1,077,997       894,290      892,156
 Ending inventory                        385,365       319,127      401,305
                                     -----------    ----------   ----------
                                         692,632       575,163      490,851

GROSS PROFIT                             792,749       762,140      699,453
                                     -----------    ----------    ---------
OPERATING EXPENSES
 Advertising                              37,149        51,935       54,969
 Amortization                              2,579         2,579        1,837
 Commissions-sales                        23,046        21,036       22,972
 Dues & Subscriptions                      4,191         4,180        5,407
 Depreciation                             31,630        32,599       30,303
 Insurance                                 7,451         7,568        6,528
 Materials & supplies                     15,568        22,079       26,060
 Office & administration                  11,692        11,371       18,517
 Printing                                  7,082         8,443       10,203
 Professional services                    66,210        56,215       77,795
 Rent & utilities                         30,709        32,932       26,001
 Repair & maintenance                     18,259        10,759       13,080
 Salaries                                467,118       408,840      413,920
 Taxes                                    87,494        74,806       73,412
 Telephone                                10,377        11,463       11,639
 Trade shows                              14,374        19,755       17,682
 Travel expenses                          50,487        36,804       54,837
                                      ----------     ---------     --------
                                         885,416       813,364      865,162
 Expenses allocated to cost of Sales    (255,950)     (227,389)    (257,035)
                                      ----------     ---------     --------
                                         629,466       585,975      608,127
                                      ----------     ---------     --------
OPERATING INCOME                         163,283       176,165       91,326
                                      ----------     ---------     --------



      The accompanying notes are an integral part of this statement.

                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                           STATEMENT OF OPERATIONS
            For the years ended December 31, 1998, 1997 and 1996

                                        1998          1997         1996
                                     ----------    ----------   ---------
OTHER INCOME
  Interest income                        72,364        63,347      62,206
  Site support reimbursement
   net of allocated costs                 4,921         6,799      16,192
  Loss on disposition of assets               -          (184)       (238)
  Realized loss on marketable
   securities                                 -             -      (3,522)
  Uncollectible account recovered             -             -      57,204
  Recovery from marketable
   securities litigation                  2,211         1,633      11,288
                                       --------     ---------    --------
                                         79,496        71,595     143,130
                                       --------     ---------    --------
INCOME BEFORE PROVISION FOR FEDERAL
 INCOME TAXES                           242,779       247,760     234,456

PROVISION FOR FEDERAL INCOME TAXES       79,852        81,559      75,721
                                       --------     ---------    --------
NET INCOME                             $162,927     $ 166,201    $158,735
                                       ========     =========    ========





BASIC EARNINGS PER SHARE               $   0.03     $    0.03    $   0.03
                                       ========     =========    ========
DILUTED EARNINGS PER SHARE             $   0.03     $    0.03    $   0.03
                                       ========     =========    ========









     The accompanying notes are an integral part of this statement.

                            ELECTRONIC SYSTEMS TECHNOLOGY, INC.
                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      For December 31, 1995 through December 31, 1998

                                             Amount
                           Common Stock      Paid-In     Retained
                         Shares     Amount   Capital     Earnings       TOTAL
                         -------    ------   -------    ----------  -----------
BALANCE AT
December 31, 1995        5,006,667  $5,007   $918,057   $  954,116  $ 1,877,180
REPURCHASE OF
 COMMON STOCK
   May 17, 1996             (7,000)     (7)    (3,143)           -       (3,150)
   June 26, 1996           (13,000)    (13)    (6,658)           -       (6,671)
   July 8, 1996             (3,000)     (3)    (1,527)           -       (1,530)
   September 3, 1996       (30,000)    (30)   (12,600)           -      (12,630)

NET INCOME
 December 31, 1996               -       -          -      158,735      158,735
                           -------   ------   -------    ---------   -----------
                         4,953,667   4,954    894,129    1,112,851    2,011,934

CASH DISTRIBUTION
 DECLARED
$0.01 per share                  -       -         -       (49,537)     (49,537)

NET INCOME
 December 31, 1997               -       -         -       166,201      166,201
                           -------   ------   -------    ----------   ----------
                         4,953,667   4,954    894,129    1,229,515    2,128,598

CASH DISTRIBUTION
DECLARED
$0.01 per share                  -       -          -      (49,537)      (49,537)

NET  INCOME
 December 31, 1998               -       -          -      162,927       162,927
                           -------    ------   -------    ----------   ----------
BALANCE AT
 December 31, 1998       4,953,667   $4,954  $ 894,129  $ 1,342,905  $ 2,241,988
                           =======    ======   =======    ==========   ==========














        The accompanying notes are an integral part of this statement.

                       ELECTRONIC SYSTEMS TECHNOLOGY, INC.
                            STATEMENT OF CASH FLOWS
             For the years ended December 31, 1998, 1997 and 1996

                                               1998        1997        1996
                                            ----------  ----------   ----------
CASH FLOWS PROVIDED (USED) IN
  OPERATING ACTIVITIES:
Net income                                  $  162,927  $  166,201   $  158,735
Noncash expenses included in income:
  Depreciation                                  31,630      32,599       30,303
  Amortization                                   2,579       2,579        1,836
  Deferred income taxes                           (487)        411        4,876
  Loss on disposition of assets                     -          184          238
  Realized loss/impaired securities                 -           -         3,522
Decrease (increase) in current assets:
  Accounts receivable, net                    (112,407)   (230,668)     119,609
  Inventory                                   ( 66,238)     82,178     (104,268)
  Other current assets                        (  2,478)     28,481     ( 31,214)
Increase (decrease)in current liabilities:
  Accounts payable, accrued expenses
   and other current liabilities                20,212      21,644     ( 44,152)
  Deferred income                               25,017          -            -
  Federal Income taxes payable                ( 10,283)     24,793     ( 58,665)
                                           -----------  ----------  -----------
Net cash provided by operating
   Activities                                   50,472     128,402       80,820
                                           -----------  ----------  -----------
CASH FLOWS PROVIDED (USED) IN
  INVESTING ACTIVITIES:
   Deposit                                    ( 26,250)         -      (  2,919)
   Capitalized software                       (  4,043)   (    790)    ( 26,508)
   Additions to property & equipment          ( 11,021)   ( 24,497)     102,000
   Proceeds from sale of marketable
     Securities                                     -           -       117,595
                                           -----------  ----------  -----------
Net cash used in investing activities         ( 41,314)   ( 25,287)     190,168
                                           -----------  ----------  -----------
CASH FLOWS PROVIDED (USED) IN
  FINANCING ACTIVITIES:
  Repurchase common stock                           -           -      ( 23,981)
  Distributions paid                          ( 49,537)   ( 49,537)          -
  Proceeds form note receivable                     -           -         3,449
                                           -----------  ----------  -----------
Net cash used in financing activities         ( 49,537)   ( 49,537)    ( 20,532)
                                           -----------  ----------  -----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                            ( 40,379)     53,578      250,456
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD                                  1,466,760   1,413,182    1,162,726
                                           -----------  ----------  -----------
CASH AND CASH EQUIVALENTS AT
  ENDING OF PERIOD                         $ 1,426,381  $1,466,760  $ 1,413,182
                                           ===========  ==========  ===========

The accompanying notes are an integral part of this statement.

                         ELECTRONIC SYSTEMS TECHNOLOGY, INC.
                              STATEMENT OF CASH FLOWS
              For the years ended December 31, 1998, 1997 and 1996

                                               1998         1997        1996
                                           -----------   ----------  ----------
SUPPPLEMENTAL DISCLOSURES OF CASH
  FLOWS INFORMATION:
Cash paid during the year for:
  Interest                                          -            -           -
  Income taxes                             $    90,693   $   30,000  $   90,693
                                           ===========   ==========  ==========

Cash and cash equivalents:
  Cash                                     $     6,642   $    6,237  $    5,717
  Money market                                 297,122      405,815     482,892
  Certificate of deposit
   (maturity = 3 months or less)               909,506      439,708     724,573
  Commercial  paper
   (maturity = 3 months or less)               213,111      615,000     200,000
                                           -----------   ----------  ----------
                                           $ 1,426,381   $1,466,760  $1,413,182
                                           ===========   ==========  ==========































             The accompanying notes are an integral part of this statement.

                          ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                             NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

 BUSINESS ORGANIZATION: The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves.

 ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during he reporting period. Actual results could differ from those estimates.

 REVENUE RECOGNITION: The Company recognizes revenue from product sales upon shipment to the customer. Revenues from site support are recognized as the Company performs the services in accordance with agreement terms.

 ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS: The Company uses the reserve method for recording allowance for uncollectible accounts. The amount included in Allowance for Uncollectible Accounts consists of $1,284 as of December 31, 1998, and $1,284 as of December 31, 1997.

 INVENTORY: Inventories are stated at lower of cost or market with cost determined using the FIFO (first in, first out) method. Inventories consisted of the following:

                                 1998       1997       1996
                             -----------  ---------  ----------
            Parts            $  229,903  $ 218,263  $ 260,397
            Work in Progress          -     26,582     68,555
            Finished goods      155,462     74,282     72,353
                             -----------  ---------  ----------
                             $  385,365  $ 319,127  $ 401,305
                             ===========  =========  ==========

 PROPERTY AND EQUIPMENT: Property and equipment are carried at cost. Deprecation is computed using the straight-line method over the estimated useful lives of the assets. The useful life of property and equipment for purposes of computing depreciation is five to seven years. The useful life for leasehold improvements is thirty-one and one-half years. The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.

                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                         NOTES TO FINANCIAL STATEMENTS
1.  ORGANIZATION AND SUMMARY OF SIGNIFIANT ACCOUNTING POLICIES
    (continued)

 PATENT COSTS: Expenses incurred in connection with the patent have been capitalized and are being amortized over 17 years.

 RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred. Research and development expenditures for new product development and improvements of existing products by the Company for 1998, 1997, and 1996 were $139,675, $128,110, and $135,468 respectively.

 EARNINGS (LOSS) PER COMMON SHARE: Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The primary weighted average number of common shares outstanding was 5,577,694, 5,521,283, and 5,478,558 for the years ended December 31, 1998, 1997, and 1996 respectively.
                                         For the Year Ended 1998
                                 ---------------------------------------
                                  Income           Shares      Per-Share
                                (Numerator)     (Denominator)     Amount
                                -----------     -------------  ----------
 BASIC EPS
 Income available to common
   stockholders                $   162,927        5,577,694   $     0.03
                                ===========     =============  ==========
 DILUTED EPS
 Income available to common
  stockholder + assumed
  conversion                   $   162,927        5,583,667   $     0.03
                                ===========     =============  ==========

 CAPITALIZED SOFTWARE COSTS: In August, 1985, the Statements of Financial Accounting Standards No. 86, was issued by the Financial Accounting Standards Board (FASB), directing that the costs of creating a computer software product to be sold, leased, or otherwise marketed, and which are incurred after the product's technological feasibility has been established, be capitalized. During 1986 the Company adopted this statement as permitted by the FASB No. 86 and, accordingly, capitalized all costs subsequent to 1985. Costs incurred prior to 1986 are not permitted to be capitalized by FASB No. 86 and the Company has not capitalized such costs. All costs capitalized under FASB No. 86 are required to be amortized over their estimated revenue-producing lives, not to exceed five years, beginning on the date the product is available for distribution to customers.

                   ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                     NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   	(continued)

 Amortization of capitalized software costs charged to expenses for periods presented is as follows:

                         1986       $3,234
                         1987        4,865
                         1988        9,080
                         1989       10,501
                         1990        9,527
                         1991        7,358
                         1992        6,219
                         1993        1,719
                         1994          288
                         1995        1,728
                         1996        1,728
                         1997        2,470
                         1998        2,470

 CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash, certificates of deposit, time deposits, commercial paper and other money market instruments. The Company invests its excess cash in deposits with major banks, and commercial paper of investment grade companies and, therefore bears minimal risk. These securities have original maturity dates not exceeding three months. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.

 ADVERTISING COSTS: Costs incurred for producing and communicating advertising are expensed when incurred.

 OTHER COMPREHENSIVE INCOME: The Company does not have other revenues, expenses, gains, and losses that require disclosure under SFAS No. 130 as other comprehensive income.

 YEAR 2000 ISSUES: The Company has undertaken the process to identify anticipated costs, and implementation issues associated with transition of the Company's products and internal systems to operations during and after the year 2000. Management believes that the products supplied by the Company are Year 2000 compliant. The Company expects to resolve any Year 2000 issues associated with internal and operations systems through planned replacement or upgrades of software applications, which are not currently deemed to have significant cost potential.
 Management does not expect Year 2000 transition issues to have a material impact on its operation, but there can be no assurance that there will not be interruptions or disturbance of operations should negative transition issues arise.

                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                       NOTES TO FINANCIAL STATEMENTS

2.  FEDERAL INCOME TAXES

 Effective as of January 1, 1992 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 Accounting for Income taxes which establishes generally accepted accounting principles for the financial accounting measurement and disclosure principles for income taxes that are payable or refundable for the current year and for the future tax consequences of events that have been recognized in the financial statements of the Company and past and current tax returns. The change had no effect on prior years results.

 The provision for Federal Income Taxes consisted of:

                                    1998        1997         1996
                                -----------  -----------  ------------
 Currently payable              $    80,339  $   81,148    $   70,845
 Deferred                              (487)        411         4,876
                                -----------  -----------  ------------
 Provision for Federal
    Income taxes                $    79,852  $   81,559    $   75,721
                                ===========  ===========  ============

 The components of the net deferred tax (assets) liability at December 31, were as follows:
                                    1998        1997         1996
                                -----------  -----------  ------------
 Depreciation                   $   18,324   $    19,969   $   18,523
 Accrued vacation payable           (5,338)       (5,744)      (4,154)
 Allowance for uncollectable
   accounts receivable                (437)         (437)        (437)
 Unused capital loss carry
   forward                         (13,036)      (13,788)     (14,343)
                                -----------  -----------  ------------
                                $     (487)  $         -   $     (411)
                                ===========  ============  ===========

 The differences between the provision for income taxes and income taxes computed using the U.S. Federal Income tax rate were as follows:

                                     1998        1997         1996
                                -----------   ------------ -----------
 Amount computed using the
 statutory rates                $    80,339   $    81,148   $   70,845
 Increase (reduction):
 Deferred tax (asset) liability        (487)          411        4,876
                                -----------   ------------ -----------
 Provision for Federal Income
   Taxes                        $    79,852   $    81,559   $   75,721
                                ===========   ============ ===========

3. PUBLIC OFFERING OF COMMON STOCK

 The Company sold 3,000,000 shares of its unissued common stock to the public on November 12, 1984. An offering price of $.30 per share was arbitrarily determined by the underwriter.

                      ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                         NOTES TO FINANCIAL STATEMENTS

4.  COMPENSATED ABSENCES

 FASB Statement No. 43, requires employers to accrue a liability for employees' compensation for certain future absences. Liabilities for vacation pay in the amounts of $15,700 and $16,896 have been accrued as of December 31, 1998 and 1997, respectively.

5.  LEASES

 The Company has no obligation under capital lease arrangements.

 The Company rents its facility under a three (3) year operating lease commencing on the 1st day of December 1996. The Company leases the facility from the Port of Kennewick, with the assistance of federal economic development funds (EDA), has constructed a building for the purpose of leasing space to new or expanding high tech. and electronic industries. The Company will pay as rental for 6,275 square feet of building space the sum of $24,096.00 per year, payable monthly in advance at the rate of $2,008.00 per month. A leasehold tax of $257.83 per month is due in addition to the $2008.00 monthly rent. For the second and any following years of the renewed term, the parties agree that any rental amounts be increased by the Consumer Price Index
 - Pacific Cities and U.S. City Average-All Items Indexes using the
 U.S. City Average for the 12 month period preceding. The rental expenses for 1998, 1997, and 1996 were as follows: 1998 = $25,993; 1997
 = $27,670; 1996 = $21,428.

 The following is a schedule of estimated future minimum rental payments required under the above operating leases over the next five(5) succeeding fiscal years:

                   Year ending December 31          Amount
                   -----------------------          ------
                              1999                $ 25,348
                              2000                      -
                              2001                      -
                              2002                      -
                              2003                      -

6. FOREIGN SALES

 The Company's revenues fall into three major customer categories, Domestic, Export, and U.S. Government sales. A percentage breakdown of E.S.T.'s major customer categories for the years of 1998 and 1997, are as follows:

                               1998              1997
                          ------------        -----------
      Domestic sales            59%               58%
      Export sales              14%               24%
      U.S. Government sales     27%               18%

                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                        NOTES TO FINANCIAL STATEMENTS

6.  FOREIGN SALES (continued)

 The geographic distribution of foreign sales for 1998 and 1997 are as follows:

                                1998           1997
                            ----------      -----------
           South Korea            23                6
           Germany                11                0
           Canada                  9                5
           Chile                   9               10
           Taiwan                  6                0
           Uruguay                 5                0
           Israel                  5                3
           Columbia                5                0
           Brazil                  5               21
           Croatia                 4               12
           Peru                    3                0
           Mexico                  3                6
           Ireland                 3                0
           New Zealand             3                0
           Malaysia                2               14
           Italy                   2                0
           Venezuela               2      less than 1
           Philippines             0               12
           Ecuador                 0                5
           Ghana                   0                2
           Cyprus                  0                2
           Slovenia                0                1
           Thailand                0      less than 1

7. PROFIT SHARING SALARY DEFERRAL 401-K PLAN

 The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K plan and trust. All employees over the age of 21 are eligible. The Company is not making contributions under the current plan agreement.

8. STOCK OPTIONS

 On February 3, 1995, stock options to purchase shares of the Company's common stock were granted to individual employees and directors which no less than three years continuous tenure. The options have an exercise price of $0.31 per share. Options may be exercised any time during the period from February 3, 1995 through February 2, 1998. Following is a summary of transactions:

                  ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                     NOTES TO FINANCIAL STATEMENTS

8. STOCK OPTIONS (continued)
                                      Shares under Option
                                      -------------------
     Outstanding, beginning of year             175,000
     Granted during year                             -
     Canceled during year                      (175,000)
     Exercised during year                           -
                                      -------------------
     Outstanding, end of year                        -
                                      ===================

 On February 9, 1996 stock options to purchase shares of the Company's commons stock were granted to individual employees and directors with no less that three years continuous tenure. The options have an exercise price of $.42 per share. Options may be exercised any time during the period from February 9, 1996 though February 9, 1999. Following is a summary of transactions:

                                      Shares under Option
                                      -------------------
     Outstanding, beginning of year             200,000
     Granted during year                             -
     Canceled during year                            -
     Exercised during year                           -
                                      -------------------
     Outstanding, end of year                   200,000
                                      ===================

 On February 7, 1997 stock options to purchase shares of the Company's common stock were granted to individual employees and directors with no less than three years continuos tenure. The options have an exercise price of $.28 per share. Options may be exercised any time during the period from February 7, 1997 through February 7, 2000. Following is a summary of transactions:
                                      Shares under Option
                                      -------------------
     Outstanding, beginning of year             215,000
     Granted during year                             -
     Canceled during year                            -
     Exercised during year                           -
                                      -------------------
     Outstanding, end of year                   215,000
                                      ===================

                    ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                       NOTES TO FINANCIAL STATEMENTS

8.  STOCK OPTIONS (continued)

 On February 6, 1998 stock options to purchase shares of the Company's common stock were granted to individual employees and directors with no less that three years continuous tenure. The options have an exercise price of $0.41 per share. Options may be exercised any time during the period from February 6, 1998 through February 5, 2001. Following is a summary of transactions:
                                      Shares under Option
                                      -------------------
     Outstanding, beginning of year                  -
     Granted during year                        215,000
     Canceled during year                            -
     Exercised during year                           -
                                      -------------------
     Outstanding, end of year                   215,000
                                      ===================

                                  1998          1997          1996
                                -------       --------      --------
 Option price range
  at end of year            $ .28 to $.41  $ .28 to $.42  $.31 to .42
 Option range for exercised
  Shares                    None exercised None exercised None exercised
 Weighted average fair
  value of options granted
  during the year                 $0.41         $0.28         $0.42

 The following table summarizes information about fixed-price stock options outstanding at December 31, 1998:

 Range of exercise  Number exerciseable   Weighted average   Weighted average
      prices         and outstanding   remaining contractual      exercise
 ----------------- ------------------  --------------------- ----------------
 $        0.42          200,000            1 year              $   0.42
 $        0.28          215,000            2 years             $   0.28
 $        0.41          215,000            3 years             $   0.41

 After termination of employment, stock options may be exercised within 90 days. During the 12 month ended December 31, 1998; 175,000 shares under option expired and no shares under option were exercised. At December 31, 1998 there are 630,000 shares reserved for future exercises.

 The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized

                    ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                       NOTES TO FINANCIAL STATEMENTS

8.  STOCK OPTIONS (continued)

 for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1997 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                      1998       1997        1996
                                  ----------   ---------   ----------
 Net earnings - as reported        $ 162,927   $ 166,201   $  158,735
 Net earnings - pro forma            129,711     141,925      124,850
 Earnings per share - as reported       0.03        0.03         0.03
 Earnings per share - pro forma         0.03        0.03         0.02

 The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998; dividend yield equaled 0; expected volatility of 47.71% risk-free interest rate of 5%; and expected lives of 3 years.

9. EMPLOYEE PROFIT SHARING BONUS PROGRAM (NON-QUALIFIED)

 On December 11, 1992 the Board of Directors revised the Employee Profit Sharing bonus Program as follows. The Company makes contributions to the Program in accordance with the following formula: After the Company's "net profit before tax" reaches $100,000, the Company sets aside $10,000 for the Program. Thereafter, the Company adds 8% of the "net profit before tax" to the Program.

               NET PROFIT                 COMPENSATION TO FUND
            ----------------             ---------------------
                $100,000                  $10,000 + 8% OF AMOUNT OVER
                                          $100,000 NET PROFIT

10. CONCENTRATIONS OF CREDIT RISK

 Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. As of December 31, 1998; the Company had cash and cash equivalents with Seattle First National Banks with a combined balance of $723,641 which is $623,641 in excess of the FDIC insured amount. At December 31, 1998 the Company held commercial paper in the amount of $213,111 which was not FDIC insured. At December 31, 1998 the Company had cash deposits with Pioneer Bank with a balance of $118,280 which is $18,280 in excess of the FDIC insured amount. At December 31, 1998 the Company had cash deposits with First Savings Bank of Washington with a balance of $116,156 which is $16,156 in excess of the FDIC insured amount. Additionally, at December 31, 1998 the Company had cash deposits with Pacific One Bank with a combined balance of $122,948 which is $22,948 in excess of the FDIC insured amount. At December 31, 1998 the Company had cash deposits with Piper Jaffray with a balance of $127,046 which is not FDIC insured.

                    ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                      NOTES TO FINANCIAL STATEMENTS

10. CONCENTRATIONS OF CREDIT RISK (continued)

 Concentrations of credit risk with respect of trade accounts receivable are generally diversified due to the geographic dispersion of the Company's customer base.

11. RELATED PARTY TRANSACTONS

 For the years ended December 31, 1998, 1997, and 1996; services in the amount of $106,166, $82,490 and $52,199 respectively were contracted with a manufacturing process company of which the owner/president is a member of the Board of Directors of Electronic Systems Technology, Inc.

 The Company purchases certain key components necessary for the production of its products from sole suppliers. The components provided by the suppliers could be replaced or substituted by other products, if it became necessary to do so. It is possible that if this action became necessary, a material interruption of production an/or material cost expenditures could take place.

12. MARKETABLE SECURITIES

 The Company was included in the class action suit settlement against the manager of the Company's marketable securities investments, Piper Jaffray. The Company received settlement payments of $11,288 during 1996 and $1,633 during 1997, and $2,211 during 1998.

13.  STOCK REPURCHASE PLAN

 On March 26, 1996 the Company's Board of Directors authorized the establishment of a plan for the repurchase of the Company's common stock. Pursuant to the Plan, the Company could repurchase shares of its common stock in open market transactions through broker and dealers, up to the amount allocated by the Plan of $100,000.
 Repurchase transactions could continue through June 30, 1996. On June 6, 1996, the Company's Board of Directors authorized the establishment of a plan for the repurchase of the Company's common stock with terms and conditions identical to the Plan expiring June 30, 1996. The plan approved June 6, 1996 would be in effect from July 1, 1996 through September 30, 1996. At the conclusion of the established repurchase Plan on September 30, 1996, $23,981 of the funds allocated by the Plan had been expended by the Company to repurchase a total of 53,000 shares. The transactions for shares repurchased under the Plan were completed by September 30, 1996. The subject shares were canceled from the Company's outstanding shares and were therefore removed from the Company's outstanding common shares.

14. NOTE - CASH DISTRIBUTION

 On June 4, 1998 the Company declared a one-time, non-cumulative, cash distribution to shareholders of record as of June 19, 1998 of $0.01 per share of common stock, with payable date of July 11, 1998. The payment of the cash distribution was completed by July 9, 1998 for a total dollar value of $49,537.

                          ELECTRONIC SYSTEMS TECHNOLOGY, INC.
                                SELECTED FINANCIAL DATA
                         For the five years ended December 31,

                            1998       1997      1996       1995        1994
                            ----       ----      ----       ----        ----
Sales                   $1,485,381 $1,337,303 $1,190,304 $1,535,071 $1,197,720
Gross Profit               792,749    762,140    699,453    932,485    732,340
Income (Loss) before
 provision for
 income taxes              242,779    247,760    234,456    404,137    290,839
Provision for income
 taxes                      79,852     81,559     75,721    136,428    104,899
Net income                 162,927    166,201    158,735    267,709    185,940
Net income per share          0.03       0.03       0.03       0.05       0.04

Weighted average number
  of shares outstanding  5,577,694  5,521,283  5,478,558  5,433,174  5,360,982
Total assets             2,354,145  2,205,811  2,042,709  2,010,772  1,597,612

Long-term debt and
  Capital lease
  obligations                   -          -          -          -          -

Stockholders' equity     2,241,988  2,128,598  2,011,934  1,877,180  1,555,558

Stockholders' equity
 per share                    0.45       0.43       0.41       0.37       0.31

Working capital          2,119,569  1,988,266  1,861,527  1,723,823  1,449,848

Current ratio               25.3:1     26.7:1     61.5:1     13.9:1     44.9:1

Equity to total assets         95%        96%        98%        93%        97%


                    CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS
                    ---------------------------------------


Board of Directors
Electronic Systems Technology, Inc.
Kennewick, Washington


We hereby consent to the use of our opinion, dated February 3, 1999 on the
financial statements of ELECTRONIC SYSTEMS TECHNOLOGY, INC.	for the years
ended December 31, 1998 and 1997 in the Form 10-KSB.




                                     ROBERT MOE & ASSOCIATES, P.S.








Spokane, Washington
March 3, 1999

CORPORATE DIRECTORY

DIRECTORS

Tommy  L. Kirchner
President
Chief Executive Officer
Electronic Systems Technology Inc.

Robert Southworth
Patent Attorney
U.S. Department of Energy

Melvin H. Brown
President
Chief Executive Officer
Manufacturing Services, Inc.

Arthur Leighton
Retired President
Chief Executive Officer
Kraft Systems Inc.

John H. Rector
Retired President
Chief Executive Officer
Western Sintering Company Inc.

John L. Schooley
President
Chief  Executive  Officer
President of Remtron, Inc.

EXECUTIVE OFFICERS

T. L. Kirchner
President
Chief Executive Officer

Robert Southworth
Secretary

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, Washington 99336
(509) 735-9092
(509) 783-5475 (Facsimile)

INDEPENDENT AUDITORS

Robert Moe and Associates
305 IBM Building
West 201 North River Drive
Spokane, Washington 99201

TRANSFER AGENT

American Securities Transfer & Trust, Inc.
Transfer Operations Office
1825 Lawrence St., Suite 444
Denver Colorado 80202
(800) 962-4284
(303) 234-5300

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account. When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-K

A copy of the Company's Form 10-KSB, as filed with the Securities and Exchange Commission, is available upon request.

CORPORATE  AND INVESTOR INFORMATION

Please direct inquiries to:
Investor Relations Department
Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 3:00 p.m. on June 11, 1999, at:

Cavanaugh's Motor Inn
1101 N. Columbia Center Blvd.
Kennewick, Washington  99336

All stockholders are encouraged to attend.